EXHIBIT 99

THIS BUSINESS PLAN DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

BIMS Renewable Energy Inc.

BUSINESS PLAN

Biomass – The total mass or amount of living organisms in a particular area or volume.

NOTICE TO READERS

The following does not constitute an offer for sale of securities or solicitation of any offer, which can only be made pursuant to a registration statement or exemption thereof, and in accordance with the securities laws of the United States of America.  Except for the historical information presented in this business plan, the plan contains "forward looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "intends", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21B of the Securities Exchange Act or 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company. Readers should not place undue reliance on forward-looking statements. Forward-looking statements involve risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business.  Factors that could cause or contribute to such differences are discussed below and in the Company's Annual Report on Form 10-K for the year ended September 30th, 2002 as filed with the Securities and Exchange Commission. Further information about these risks and uncertainties that the Company’ faces, can be found in its filings with the Securities and Exchange Commission, which can be accessed at http://www.sec.gov or at http://freeEdgar.com.

Table of Contents

BACKGROUND/HISTORY

BIMS’ TECHNOLOGY

The Challenge

The Solution

Industry’s Major Concerns

The Sludge Problem

BIMS’  Solution to Sludge Elimination

The Economies of the BIMS System

Complete elimination of odorous methane  emission in  landfill.

Marketing and Projects in Development

Competition

Management and Board of Directors

Mr. Abdel Jabbar Abouelouafa, Chairman and President

Mr. Yves Renaud, CA, Chief Financial Officer and Director

Marcel Mongrain, Director

Jean Gagnon, Director

Denis Durand, Director

BIMS  INTERNATIONAL,  INC.

EXECUTIVE SUMMARY

BIMS Renewable Energy Inc. (BIMS), a Florida corporation established in March 1999, has as its fundamental mission to profitably commercialize technologies that provide improvements to the environment while simultaneously generating much needed energy supplies, achieved mostly through the recycling of waste products.

As its first undertaking, BIMS offers the solution to an age-old problem that has been plaguing pulp and paper mills. Paper mills are constantly incurring higher and higher expenses to satisfy environmental restrictions regulating their disposal of waste pulp, sludge and wood residue generated by their paper production. BIMS has developed a proprietary Waste-to-Energy Process that not only removes, in an environmentally friendly manner, nearly all the pulp and paper mill’s waste sludge and wood residues, but at the same time generates steam that can be used either as a heat source for the plant itself or to run a turbine to produce electrical energy. The electricity in turn can be used to operate the paper mill or sold to the local electrical utility.

Waste from these mills is currently buried at landfill sites with costs of disposal approaching $40 per metric ton. BIMS’ process takes the this waste, burns it specially designed boilers and recycles it as usable energy – Waste-to-Energy. The mills save this expense while at the same time BIMS generates revenue by selling the steam or electricity either back to the paper mill or to the local utility at competitive rates.

The pulp and paper mill industry is expending over $250,000,000 annually for this disposal.  In addition to this enormous expense, the problem is further exacerbated by the fact that the availability of landfill sites is on the decline.  Government and industry are pressing for other solutions besides landfill.

To induce the pulp and paper companies to buy into BIMS’ process, the Company offers an innovative and unique business model as its marketing strategy. Despite having been shown the apparent profitability and cost benefits of the BIMS process, saving the mills millions of dollars annually, most mills are still reluctant to expend the $5 million to $15 million dollars required to install a BIMS’ waste treatment facility. Therefore, the Company has designed a marketing and financing model that allows BIMS to build its waste treatment facility on the customer’s site with no cash outlay by the customer! The customer is required to enter into a fifteen to twenty year contract to buy, at competitive prices, all the steam (and/or electricity) the BIMS facility will produce. The facility is owned and operated by BIMS. This business model includes 100% debt financing by third parties and provides a substantive profit margin for BIMS. At the end of the financing period BIMS will have paid for the facility and all the equipment, the customer (paper mill) has the option to either continue paying for the steam/electricity or buy the waste treatment facility outright from BIMS. Either way, BIMS stands to make additional profits. Further, in many cases the amount of steam production from the sludge may exceed the paper mill's needs and BIMS will then transform that excess capacity into electricity and then sold to the local electric utility company.

While BIMS has secured methods to finance 100% of the cost of the equipment and its installation and is responsible for this debt, the agreements with the mill do not require the customer to guarantee the financing.

BIMS' persuasive marketing strategy can be summarized as follows:

1.

Zero cost to the customer. During the contract term, the customer receives all the benefits and cost savings of the technology with no capital outlay. Customer is never obligated to buy the facility.

2.

100% of cost is financed by third parties.  No capital outlay by BIMS.

3.

Built in profit to BIMS – Customer agrees to buy steam (and/or electricity) produced by the process for the length of the contract. BIMS builds in profit over the life of the contract.

4.

End of contract profits – At the end of the contract, the customer can choose to buy the system or the customer can continue to buy the steam (resulting in additional annual profits for BIMS as the customer continues usage of the facility).

Over the next five (5) years, the Company’s technology has the potential to become the standard sludge waste to energy conversion process.  As set as its initial goals to build, own and operate (B.O.O.) a minimum of nine (9) plants, four (4) in the United States, one (1) in Canada, and four (4) in Europe, for a total of approximately 70 MW.  BIMS will licence its technology to established industrial partnerships.

BACKGROUND/HISTORY

During the period 1997 to 1999, prior to the incorporation of BIMS, the principals behind the Company expended time and resources to develop the process that was subsequently sold to BIMS. They engaged Ecole Polytechnique de Montreal (affiliated with the University of Montreal) to evaluate the technology now marketed by BIMS. The final report by the Institute found no technology risk and validated the principal of the process. As stated in the conclusion of their report,

“A review of the current methods of energy-related recycling of pulp and paper wastes has brought to light shortcomings present in systems currently used. The main advantage of the approach developed by BIMS is the flexibility with regard to the selection of combustion techniques combined with the moisture content and particle size uniformity of the dried fuel produced from the wastes. Process flexibility will place BIMS technology in an enviable position with regard to competing technologies in the target area of energy-related recycling of pulp and paper wastes.”

In 1999, the principals incorporated the Company in the state of Florida. The Company then acquired the intellectual property and rights to the Waste-to-Energy processes, undertook a small financing to provide working capital, and commenced commercialization procedures.

In April 2001, the common stock of the Company was accepted for quotation on the NASD Bulletin Board system trading under the symbol BIMS.

To strengthen its ability to provide state-of-the-art facilities, BIMS cemented a strategic alliance with McBurney of Georgia, a long established firm in the boiler manufacturing industry.

The first customer of the process was signed in 1999 with Tripap, a Quebec based pulp and paper firm. Unfortunately the contract was never realized, as shortly thereafter Tripap was declared insolvent and has since gone out-of-business.

More recently, after successful feasibility studies, BIMS has signed a Protocol of Entente with Great Northern Paper of Maine, to implement a BIMS process on their site. The Entente anticipates, at a cost of $10 million, revenues of $40 million over a period of ten years. The final contracts are awaiting the placement of the debt financing required to actualize a BIMS recycling plant.

In addition, Kruger Paper in Bromptonville, Quebec has requested feasibility studies to implement a plant to produce both steam and electricity.

Also, the Paperboard division of Cascades Paper has paid the Company over $100,000 to produce a feasibility study for their plant at Jonquieres, Quebec. The results were positive and the Company is working with Paperboard to reach an agreement on a BIMS recycling plant.

In November 2002, new administration and management were installed and the mission of the Company was expanded to include all energy producing technologies related to environmental and pollution control issues.   In this regard BIMS has acquired certain rights to a process treating the bacterial content of landfill to produce methane for further re-cycling into energy (heat or electricity).

BIMS’ TECHNOLOGY

The Challenge

Industrial activity invariably produces all types of industrial waste products. The vast majority of these waste products are currently buried at great costs. A major portion of these solid wastes contains an organic factor that has interesting energy recovery potential. The production of energy using these wastes often leads to significant economies in terms of traditional fuels.

Combining these economies with the reduction of the cost of landfill often covers the financing cost of installing an energy-related recycling system. The technological process and know-how of BIMS fit into this context and the pulp and paper industry provides a good example to illustrate the economical and environmental advantages of waste recycling.

The pulp and paper industry produces, through its activities, enormous amounts of residuary sludge. This sludge is currently buried and this practice represents a disposal method that has a major impact on the environment. Due to the harsh regulations concerning the burial of waste sludge, its disposal has become increasingly costly. Current regulations stipulate that landfill sites must be impermeable and that the lixivium (liquid effluent) from the sludge must be absorbed and treated to prevent soil and ground water contamination.

The costs related to management and development of landfill sites as well as the transport costs of sludge that have a high water content, have led the pulp and paper mills to consider alternatives to landfill. The problem with landfill is that the organic substances found in sludge decompose once buried, leading to the formation of foul smelling compounds, that constitute a major source of pollution for neighboring population centers. This pollution contributes to the urgent need to find alternatives to landfill.

Energy-related recycling of the residual sludge enables the mills to exploit the sludge’s organic factor by converting it into a usable energy source to produce steam. This approach reduces the volume of residues to be buried by 90%. Clay contained in the sludge can also be recovered once freed of its water content and organic factors, and can be reused in the paper production process.

Before the BIMS technology was applied to this problem, mills tried to use their conventional combustion systems for sludge combustion. These approaches failed mostly because these systems were not well suited, or simply inadequate for sludge combustion. Conventional methods to burn the waste decrease the mill's boiler capability to produce steam. The high water content in the sludge forces the boiler to consume high amounts of natural gas or oil.  There are higher maintenance costs due to ash clogging in the boiler grate and there is an increase in particle emissions and slag.

The Solution

BIMS offers a technological process, which supplies answers to compensate the shortcomings in the currently used methods of energy-related recycling of pulp and paper wastes.

The key to the success of BIMS’ technological process lies in its ability to dry the sludge first before burning it.  This is done by an innovative process of suspension of each particle of the waste that pre-dries the waste before their injection in the combustion chamber.

First, a sludge dryer specially designed for the evaporation of the water content of the sludge is utilized. The dried sludge is fed into a combustion chamber that converts the organic factor contained in the sludge and waste into combustion gases, thus minimizing the production of ashes, which would clog the chamber. The combustion gases are fed into a steam boiler to produce steam and are also used to dry the waste products. Thus the combustion in suspension of the waste using the combustion energy to make steam is used for heating and drying and operating other machinery in the mill. This is the principal of Waste-to-Energy. The genius of the technological process is the methods of drying using suspension and the combination of the drying and the combustion of the waste.

Depending on the type of mill and the equipment used, the sludge can be transported into the combustion chamber by mechanical, pneumatic, or shaftless screw conveyor belts, and/or via a sludge pump. BIMS will incorporate into its technological process the sludge transportation method best suited to the individual pulp and paper mill.

The drying process is very important to the whole concept. Sludge is mixed and dried to obtain a brittle mixture. A feed hopper meters the sludge to a particle disintegrator equipped with rotating knives. The disintegrator shreds the sludge cakes and disperses them in the rising hot airflow circulating in a venturi tube. The sludge is dried in suspension in a ring duct and is separated by a centrifugal separator. This separator re-circulates the partially dried sludge in the ring dryer while the dried sludge is carried away by exhaust air. Sludge particles therefore twirl in the ring until the desired dryness is achieved. The drying gases originate from the exhaust fumes of the process’s boiler. A wet scrubber then purifies drying gases of their fine particles before being discharged into the atmosphere.

The dried sludge and shredded waste mixture is mixed and transported to the feed hopper of the chamber that consists of a biomass burner, an uniquely designed adjustable grate and an ash removal system.

The burner is in fact a pneumatic biomass injector coupled to a natural gas ring burner. This burner preheats the combustion chamber before biomass injection. It is used to ignite the flame when the biomass is injected. A portion of the pneumatic transport air is tangentially injected to create a helicoidal movement, which promotes turbulence and mixing.

With this method, the fine particles contained in the biomass waste mixture are burned in suspension. Combustion takes place everywhere in the chamber, therefore never subjecting the residue particles to the extreme temperature of a burner flame. Thus the melting temperature of the clay contained in the sludge is never reached which minimizes the risk of clogging on the inner walls of the chamber and on the grate.

The larger particles are rapidly burned on the adjustable grate. This grate is equipped with gears attached to constantly rotating shafts. The rotating movement of the gears forces the ashes through the grate. The grate is designed to inject the combustion air, which is fed through the grate, at very high speeds in order to create high turbulence and good combustion conditions.

The surface velocity of the chamber has been established to minimize fly ash. The grate is cooled by a flow of cooling water in the center of the different driving shafts. The surface of the grate is also cooled by convection of the flow of combustion air.

The ashes and clay, which fall under the grate, are also cooled by combustion air. The ashes fall into a water-cooled multiple-screw bottom that evacuates the ashes to the bottom of the chamber where a main screw continuously conveys the ashes from the chamber. The ashes are then introduced into the ash removal system. The chamber is completely covered with fire-resistant material. Ashes and clay are then evacuated by a wet conveyor system. The closed water circuit of the wet conveyor system does not create new water waste.

The entire system produces limited ash, has excellent environmental performances, maximizes energy production per unit of mass of waste used, has flexible size standardization and operating conditions, and is simple to maintain and very simple to construct.

Industry’s Major Concerns

While there will always be a demand for pulp and paper products, the pulp and paper industry is facing some major problems such as using recycled materials cost-effectively, meeting environmental regulations, and reducing energy and operating costs. Other pressures include the diminishing amount of land available for tree farms and landfill, and a lack of capital for carrying out long-term research and development projects.

To compete in today’s environment, pulp and paper companies have to satisfy the following four conditions:

Lower Production Costs – BIMS’ process aims to considerably reduce residues and landfill management costs, and to recycle these residues in a practical form – steam and power generation at low costs.

Market Diversification – to compete in Asia and Europe (the fastest growing markets) mills have to cut production costs to price their products in parity with global competitors.

Product Diversification - New types of paper have to be developed to meet increasingly demanding needs of consumers.

Meeting Environmental Regulations – Pulp and paper plants are on the constant lookout for alternatives and cheaper methods of disposal of waste. BIMS' process produces several environmental advantages: reduction of the total amount of traditional non-renewable fossil fuels used in the plant  (BIMS generates steam to replace oil and gas); elimination of methane gas emission in landfills which is believed responsible for some of the greenhouse effect and elimination of problems related to odorous emission of landfills.

The Sludge Problem

The production lines at the mills generate myriad by-products that exit the mill in waterborne, airborne or solid forms. As mills reduce their emissions of either airborne particles through the installation of stack scrubbers or waterborne particles and oxygen-consuming solutes through clarifiers and secondary treatment systems, more and more of these by-products end up in the solid residue stream called waste sludge. All this equipment needed for handing the cleaning of emissions creates a need for cheap energy.

Through its various activities, mills produce enormous amounts of waste sludge. Currently, waste sludge is mostly buried, and this practice represents a disposal method that is both costly to the mills, and has a major impact on the environment.  Landfill not only consumes valuable space, but may also lead to long-term leaching problems because it contains decomposed organic substances forming noxious gases that contain strong smelling compounds that constitute a major source of pollution to the environment. Due to severe regulations covering the burial of these wastes their disposal has become increasing costly.

Add to these problems the transport costs of the high water content sludge has and the fact that approximately one-half of the industry’s landfill sites have less than a few years capacity remaining and 80% had less than ten years capacity remaining, led the pulp and paper mills to consider alternatives to land filling.

BIMS’  Solution to Sludge Elimination

BIMS’ ability to reduce these costs by transforming solid organic wastes into steam and electricity minimizes the cost of waste disposal because the waste is nearly eliminated by a process that produces the energy (steam) to drive all the equipment.

BIMS can accomplish all this because the waste sludge contains organic matters that, when processed under BIMS’ technology, has an attractive economical energy recovery potential. Energy production from organically rich sludge is now considered an important environmental policy for all paper and pulp mills throughout the world.

BIMS’ “solution” reduces 90% of the volume of the residue to be buried, and produces more than enough energy to accomplish the task. Compare this to the use of fossil fuels like oil that are not renewable and also cause their own environmental emission issues.

Steam is the most convenient source of energy that is used in pulp and paper plants for heating, drying or for any other energy-intensive process.

The Economies of the BIMS System

BIMS presents its process to the mills by proving that it can sell the steam produced from sludge (or any other finely divided or dividable solid waste) at a competitive price in comparison with the pulp and paper mill’s production of steam using oil or gas fuels. In this way, the economies linked to sludge burial are translated into net economies for the pulp and paper mill.

The technological process is very flexible and easily adapts itself to the individual conditions of each pulp and paper mill.  The combustion chamber can be adapted for a mixed combustion of wood wastes such as bark, shavings, sawdust, etc. The whole process can use steam, natural gas, or heavy oil. The amount of steam produced by the process can reach more than 90,000 kilograms of steam per hour.

Pricing is set on the basis of 1,000 lbs. of steam and the amount of produced and delivered power (kWh) and will be dependent on each mill’s guarantee to buy a minimum amount of steam (and kWh) and provide a minimum constant mass flow of waste sludge and wood residue.

BIMS will sell the steam to the pulp and paper mill at a price that has been established talking into consideration that the mill guarantees to buy a minimum amount of steam from BIMS. The sales price of the steam is based on the confirmed investment and operating costs, as well as the financing costs of the project for BIMS. The sales price of the steam will also take into account the elements supplied by the pulp and paper mill. These elements could include stocking yards, exhaust chimneys, main-power to operate the system, and what treatment and processing equipment the mill already has on hand.

Due to union regulations, BIMS will be unable to have its employees operate the system but will instead train and provide the qualified personnel to the mill to operate the system as mill employees. The expenses of these employees will be charged back to BIMS and calculated and incorporated into the pricing of the steam. Therefore BIMS designs the process on a customized basis to fit the needs and requirements of the mill. BIMS then subcontracts the manufacturing and installation of the equipment.

Finally BIMS’s team of experts perform process start-up and train the mills employee to operate the system. All the mill has to do is pay the salaries of the BIMS-trained employees, conform to all environmental permits necessary for the operation of the system, and provide the necessary utilities and other components that may be used in the system economically. BIMS remains the legal owner of the process and contractually sells the steam to the mill over the life of the contract, which will enable it to achieve a return on its investment and a profit.  At the end of the contract, BIMS will either sell its equipment to the mill or continue to sell steam to the mill. BIMS completely finances 100% of each recycling waste project with outside equipment financing that covers all hard and soft costs. To assist in obtaining 100% financing, each mill will guarantee the contract.

BIMS provides a potential customer with a turnkey solution to their waste sludge problem. BIMS designs all the facilities and equipment, installs it, and if necessary operates it for the customer. All the costs including installation are 100% financed by BIMS. Consider these factors:

There is no investment cost and only minimal operational costs that can be shared by the mill and BIMS.

There is a reduction of more than 90% of the mill’s solid waste that needs to be buried. Add to this an extensive reduction of the management cost of landfill, sludge-transportation, and handling costs.

Reduction of maintenance costs of old conventional inadequate methods of using the mills own boilers to burn the sludge.

Increase in total efficiency of the operation by the ability to use available flue gases of the mills own boilers to produce steam to operate the process.

Reduction of the total amount of traditional non-renewable fossil fuels necessary to operate the mill.

Complete elimination of odorous methane emission in landfill.

BIMS’s environmentally friendly Waste-to-Energy Process is the pulp and paper industry’s most practical and efficient waste and sludge treatment system. The market revenue potential is in the hundreds of millions. With its turnkey, 100% financing marketing strategy, BIMS is an extraordinary investment opportunity.

Marketing and Projects Under Development

BIMS initially will concentrate on the North American pulp and paper companies. To target the firms with the most profit potential, BIMS has contracted with the engineering firm, McBurney of Norcross, Georgia. Using publicly available data along with the assistance of McBurney, BIMS has created a list of likely candidates for its technology and has determined which firms would produce the most profitable projects.

The marketing strategy is to offer each prospect a feasibility study of the profitability of BIMS’s Waste-to-Energy technology.  In collaboration with McBurney, BIMS has developed a questionnaire soliciting information from the most likely potential customers on their solid waste management and current disposal practices. An analysis of the questionnaire results in a feasibility and profitability study, which is paid for by the customer. A subsidiary of Cascades Inc., Paperboard Industries Inc. paid $60,000 for such a study and will pay an additional $20,000 for additional consulting. BIMS has created a sales tool out of the feasibility and profitability study to conclude the long-term contract for its energy generation and waste disposal technology.

The Company has also already created a feasibility and profitability study for Great Northern Paper Company (“GNP”). Based on the very positive conclusions of this study, BIMS could realize a ten year contract to sell $47,000,000 worth of steam to Great Northern Paper while the estimated cost to build and install the technology would be approximately $10,000,000.

The Company has also completed a profitability study for GNP and Paperboard Jonquiere of Jonquiere, Quebec and is close to finalizing a ten-year contract. Cost of the equipment and installation for GNP and Paperboard is estimated to be approximately $16,000,000.

Discussions with other mills such as Kruger Paper in Bromptonville, Quebec are in process at this moment. BIMS intends to capitalize on the fact that pulp and paper companies often operate several plants in the same state or geographic region. Once the Company’s process has been installed in one plant and its benefits become clear, the installation of the process in other plants of the same paper company can reasonably be expected.

Once established in the pulp and paper industry in North America, an industry that includes over 500 mills, BIMS intends to offer its process to the wood processing industries such as saw mills and furniture manufactures. After realizing a few projects in North America, BIMS expects to expand its market to other continents as opportunities are offered. In the long run, BIMS’s proprietary process has applications in other areas such as drying and elimination of municipal solid waste.

Competition

The Company believes that the combination of its improved steam generating process, and its “turnkey” business model has no direct competition.

There is a very costly process for the treatment of sludge called “fluidized bed” from two manufacturers, Babcok & Wilcox and Fuster Willer but these processes cost approximately four times BIMS’s process and their annual cost of maintenance is very high.

McBurney has a combustion-in-suspension process similar to BIMS. However, the Company believes that its process is much less expensive and has a very low cost of annual maintenance. Further, McBurney seems interested in only selling its equipment and not in the steam that flows from the process. Thus, to effect a sale,  McBurney requires a large capital investment from the mill. The advantage of BIMS is its turnkey concept where the paper mill makes no major investment and saves money from the process. In addition, BIMS has signed a strategic alliance with McBurney with a limited exclusivity clause, so that their specialized boilers used in the process, that are uniquely designed and built by McBurney, are available to BIMS exclusively when sold to any Canadian mills initially contacted by the Company.

Management and Board of Directors

Mr. Abdel Jabbar Abouelouafa, Chairman and President

Abdel Jabbar Abouelouafa holds a degree in administration from Université du Québec at Trois-Rivières. He holds a master degree in second cycle from University of Trois-Rivieres and also had studied for a Ph.D at University of Montreal. Mr Abouelouafa was a teacher and research assistant in research management during 1985-1986 at Université du Québec at Trois-Rivières and 1986-1988 at University of Montreal. In 1988 and 1989 he was director of planning and development for Laboratoires Zunik inc. in Montreal, a corporation with principal activities in computers. In 1989, Mr. Abouelouafa founded, and until 1995 was president, of Omzar Technologies inc. a research company in computers and electronics, which has 60 employees and had $17 million in revenues, annually. In 1994 and 1995 Mr. Abouelouafa became president and chairman of the board of Cap-Tech Communications inc. a public company listed on the Alberta stock exchange and specializing in computer technology as applied to network and communications. From 1996 to 1998 Mr. Abouelouafa acted as strategic counsellor to Sofame Tech, a public corporation on the Alberta Stock Exchange having activities in energy transformation. Since 1999 he has been available to consult for Biomasse International Inc, Newtech Brake Corporation and GIE Technologies Corporation on strategic planning and financial affairs.

Mr. Yves Renaud, CA, Chief Financial Officer and Director

Mr. Renaud was a Partner in charge of R&D division of the Taxation Department at Grant Thornton, Chartered Accountants, in Montreal. Over the last 25 years, he has been extensively involved in tax and financial consultation. He is a former lecturer at École des H.É.C. in the MBA program. He also lectured in taxation at the same institution from 1980 to 1983, then subsequently at Université du Québec à Montréal (UQAM) from 1983 to 1993 and, lastly, as part of the graduate tax program (Diplôme d’études supérieures spécialisées en fiscalité) (D.É.S.S.) at École des H.É.C. A Canadian Tax Foundation (CTF) Governor from 1994 to 1997, Mr. Renaud was also Chairman of the Tax Committee of the Ordre des Comptables Agréés du Québec (OCAQ) in 1993 and 1994.  Author of a number of articles and books dealing with tax issues, he is a member of the CTF’s forum committee and a member of the R&D steering committee of Canada Customs Revenue Agency.

More recently, Mr. Renaud has been dealing with Venture Capitalists for a number of clients of Grant Thornton involved in High Technology.

Marcel Mongrain, Director

Mr. Mongrain, President of Marlu Inc., businessman, is best known for owning and operating, over the past 25 years, 10 McDonald's franchises, creating over 400 jobs and generating over $23 million in business yearly. By establishing the very first franchise in the area, followed by 8 other locations and the very first bistro type McDonalds in Quebec, he has become a well-known and respected businessman in the Trois-Rivieres and surrounding areas.

Denis Durand, Director

Mr. Denis Durand holds a Masters in Economics from University Laval. Since 1993, he has been a senior partner at Jarislowsky Fraser limited, a firm of investment consultants located in Montreal. He has also occupied various positions at well-known companies since the beginning of his career in 1973. He also sits on a few other boards of directors.